United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

SUMMARY OF THE DECISIONS TAKEN AT THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF THE SHAREHOLDERS OF VALE S.A.

PUBLICLY-HELD COMPANY

CNPJ nº 33.592.510/0001-54

NIRE 33.300.019.766

Under the terms of items IX and III of articles 21 and 30 of CVM Instruction 480/09, with its subsequent amendments, Vale SA (“Vale” or “Company”) will publish the summary of the resolutions taken at the Ordinary and Extraordinary Shareholders' Meetings held cumulatively, on this date:

(i)            Approved, without amendments or reservations, with favorable opinions from the Fiscal Council, the Audit Committee and the Board of Directors of Vale, the Management Report and the Financial Statements, as well as the Opinion of the External Auditors PwC Auditores Independentes, for the year ended as of December 31, 2020;

(ii)          The Executive Board's proposal was approved, with a favorable opinion from the Board of Directors and the Fiscal Council, for the allocation of the results of the fiscal year ended on 12.31.2020;

(iii)         Approved, by majority, to fix the number of seats of the Board of Directors at 13 effective members and 01 alternate;

(iv)         The election of Mr. LUCIO AZEVEDO and Mr. ANDRE VIANA MADEIRA, as sitting and alternate members of the Board of Directors, which, as provided for in paragraph 2 of Article 11 of the Company's Bylaws, were elected by direct voting process, by Vale’s employees;

(v)          The election of the following members to compose the Company's Fiscal Council, with a tenure until the Annual General Meeting to be held in 2022: (a) according to a separate election process, Mr. BRUNO FUNCHAL, as effective member, becoming vacant the position of alternate member, by the sole shareholder of preferred shares of special class issued by the Company (Golden Shares), pursuant to the provisions of Paragraph 4 of Article 5 of the Bylaws; (b) Mrs. CRISTINA FONTES DOHERTY and Mr. NELSON DE MENEZES FILHO, as effective and alternate members, respectively; (c) Mr. MARCELO AMARAL MORAES and Mr. MARCELO SANTOS DALL OCCO, as effective and alternate members, respectively; (d) Mr. MARCUS VINÍCIUS DIAS SEVERINI and VERA LUCIA DE ALMEIDA PEREIRA ELIAS, as effective and alternate members, respectively; and (e) Mr. RAPHAEL MANHÃES MARTINS and Mrs. ADRIANA DE ANDRADE SOLÉ, as effective and alternate members, respectively.

Continuação da Ata da Assembleia Geral Extraordinária de Acionistas
da Vale S.A., realizada no dia 12 de março de 2021.

(vi)         Approval of the fixing of the annual global remuneration of the administrators, members of the Advisory Committees and members of the Fiscal Council of Vale, for the fiscal year of 2021, in the amount of up to R$ 202,759,895.90 (two hundred and two million, seven hundred and fifty-nine thousand, eight hundred and ninety-five reais and ninety cents), under the terms described in the Management Proposal, to be individualized by Vale's Board of Directors, as well as the fixing of the monthly remuneration of each member of the Fiscal Council, from May 1, 2021 until the Annual General Meeting to be held in 2022, in the amount corresponding to 10% (ten percent) of the remuneration that, on average, is attributed, on a monthly basis, to each Executive Director, not including the benefits, representation fees and profit sharing. In addition to the remuneration set out above, the acting members of the Fiscal Council will be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, and it is certain that the alternate members will only be remunerated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective effective member;

(vii)       Approved, pursuant to articles 224 and 225 of Law 6,404 / 76, the Merger Protocols and Justifications for the merger of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”);

(viii)       Appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company established at Rua Madre Cabrini nº 341, room 2, 2nd floor, Vila Mariana, in the city of São Paulo, registered with CNPJ / ME under nº 23.037.018 / 0001-63 and registered with the Regional Accounting Council of the State of Rio de Janeiro (CRC-RJ) under nº 2SP033482 / O-3, contracted to carry out the valuation of the net assets of CPFL and Valesul, for the purpose of incorporating these companies into the Company;

(ix)       Approval of the Appraisal Reports at book value of CPFL and Valesul, prepared by Macso;

(x)          The mergers of CPFL and Valesul were approved, without the issuance of new shares and without changes in Vale's share capital, with the consequent version of the full amount of their respective assets for Vale. As a result of the aforementioned mergers, CPFL and Valesul will be extinguished and Vale will succeed them universally, in all its assets, rights and obligations of a legal or conventional order, under the terms of the current legislation;

Continuação da Ata da Assembleia Geral Extraordinária de Acionistas
da Vale S.A., realizada no dia 12 de março de 2021.

(xi)         Approved, under the terms of articles 224 and 225 of Law No. 6,404 / 76, the Protocol and Justification of Partial Spin-Off of Minerações Brasileiras Reunidas S.A. - MBR followed by the incorporation of the spun-off portion by Vale, signed by the managemnt of Vale and MBR;

(xii)       The appointment of Macso, a specialized company contracted to assess the net assets to be spun off, made up of certain MBR assets and liabilities (“MBR Spun Off Collection”) for incorporation by Vale, has been ratified;

(xiii)      Approved the Valuation Report of the Split Collection of MBR, prepared by Macso; and

(xiv)      Approval of the incorporation, without capital increase and without the issuance of new shares, of the MBR Spun-off Collection by Vale, which will succeed MBR, on a universal basis and with no continuity solution, in all rights and obligations in relation to the now merged Spun-off Collection.

The Company points out that the voting process related to items 1.4 to 1.6 of the Agenda, that is, the election of the members of the Board of Directors of Vale and its President and Vice-President, will be resumed next Monday, 03/ 05/2021, at 10 am, exclusively digitally via the Zoom platform, as informed in the Notice to Shareholders published on this date.

Rio de Janeiro, April 30, 2021.

Luiz Antonio de Sampaio Campos

Chairman

Rafael Padilha Calabria

Secretariat

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 30, 2021		Head of Investor Relations